LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

June 1, 2007

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

07024076

Attention: Mr. Paul Dudek

Dear Sirs and Mesdames:

SUPPL

Re: Lake Shore Gold Corp. (the "Company")
Amendment to Application for Rule 12g3-2(b) Exemption
File No. 82-34769

Pursuant to Rule 12g3-2(f) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company hereby amends the above-referenced Application for exemption from registration under the Exchange Act, as submitted to the Commission on or about **January 20, 2004**, by adding the following information to the Application:

"As of June 4, 2007, the Company will publish the information required under Rule 12g3-2(b)(1)(iii) at the following address(es): **www.sedar.com (Lake Shore Gold Corp.).**

Please contact the undersigned if you have any questions. Thank you.

Yours truly,

LAKE SHORE GOLD CORP.

By: Susy H. Horna
Name: Susy H. Horna
Title: Corporate Secretary

PROCESSED
JUN 07 2007
THOMSON
FINANCIAL

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